HIVE Digital Expands Its AI Growth Strategy with the Purchase of 96 High-Performing GPUs and GH200 SuperChip

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 10, 2023 to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - December 15, 2023) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a leading digital asset miner and "green" focused data center builder and operator, as well as a leader in graphics processing unit (GPU) compute, announces the purchase of 96 Nvidia H100 GPUs as part of its high-performance computing (HPC) and artificial intelligence (AI) strategy. These chips will operate in 12 HGX servers, each of which has 8xH100 GPUs with SXM connectivity. The Company will receive eight of these GPUs in January 2024 and 88 of them in March 2024 (all amounts in US dollars, unless otherwise indicated).

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HIVE's existing GPU business unit now has 2,600 GPUs listed with its HPC platform partners, which allow individual users to use HIVE Nvidia GPUs for hours, days or weeks at a time, allowing HIVE to focus on having a B2B model for its HPC GPU infrastructure. The Company's beta site is on track, as we have suggested in previous press releases. HIVE currently has $4 million of annual run rate revenue, over four times the revenue realized from its beta test.

HIVE expects to have 2,800 GPUs listed with our HPC platforms by next week. Once these chips realize full market utilization, HIVE expects to realize over $15 million of annual run rate revenue in January 2024.

Additionally, the Company is installing the infrastructure in January for another 2,000 GPUs. Therefore, once all 4,800 of these GPUs are listed and realize full market utilization, HIVE expects to reach over $25 million of annual run rate revenue in Q1 2024, with robust gross margins.

By harnessing innovation, HIVE's data center teams have unlocked the potential of existing GPUs at their Boden, Sweden facility. These GPUs, originally dedicated to mining, are now tapping into their capabilities for lighter HPC workloads. Frank Holmes the Executive Chairman of HIVE said "HIVE has seen a healthy four-fold increase in daily revenue. In simple terms we have gone from $250,000 a quarter to $250,000 a month and expect to be $250,000 a week by March 2024. The transformation has been achieved without large additional capital expenditures. Repurposing over 3,000 GPUs within their crypto-mining facility has not only led to higher revenue but has also boosted profitability by approximately six times. HIVE's focus on return on invested capital and commitment to optimization and resourcefulness continues to drive our progress in the ever-evolving world of data centers and cryptocurrency mining.

Thus, by the end of Q1 2024, with HIVE's existing HPC GPU fleet, the new Nvidia H100 fleet and the Boden GPU fleet, HIVE expects to realize a combined $30 million of annual run rate revenue with high gross margins.

A Leader in AI Infrastructure

On a related note, HPC HIVE's AI team is currently working with strategic partners throughout North America to push the frontier of open-source AI large language models (LLMs).

In addition to this, HIVE has secured two of the new Nvidia GH200 Grace Hopper, which is designed "to handle the world's most complex generative AI workloads, spanning large language models, recommender systems and vector databases. According to Nvidia, the new platform will be available in a wide range of configurations."

"With our proven track record of operating massive fleets of GPUs, HIVE is in an excellent position to be a leader in the AI infrastructure revolution," says Frank Holmes.

"Put simply, we have been building HIVE's GPU and AI business unit to be the ultimate AI infrastructure pick and shovel play. As leaders in the tech sector, we believe we're undervalued as a company with both a highly efficient Bitcoin mining operation and now a flourishing GPU compute business unit."

Aydin Kilic, President & CEO, states: "I am delighted to announce we now have 2,600 GPUs live on our high-speed 100 Gigabit Ethernet (GbE) network operating in our Tier three data centers in Montreal, Quebec and Stockholm, Sweden. By January 2024, we expect to have 4,800 GPUs. Our team has designed and built an enterprise-grade network architecture in both locations, which allows us to realize much higher $ per GPU per daily income. Now we are able to scale our income.

"While crypto mining is about being efficient and ensuring you're maximizing the use of energy allocated to ASIC hashing, operating GPUs for HPC applications requires a robust and redundant network and energy infrastructure. I have yet to see another company successfully transcend both realms with the scale and effectiveness of HIVE.

"We are often asked about the allocation of our 38,000 Nvidia GPU fleet. Of these, 2,600 are now installed in Tier 3 data centers with 100 GbE high-speed network infrastructure for full HPC and AI workloads; approximately 3,000 have been repurposed in our existing Boden data center for lite HPC work; and the remaining chips are still used to mine altcoins, for which we receive payment in Bitcoin. As we install more SuperMicro servers, more of the GPUs for mining will be relocated to our Tier 3 facilities to be applied to AI and HPC workloads. That target is 4,800 GPUs in Tier 3 data centers for January 2024," Mr. Kilic continues.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain and high-performance computing industry. As a company whose shares trade on major stock exchanges, we are building a bridge between the digital currency and blockchain sectors and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data center facilities in Canada, Sweden, and Iceland, where we endeavour to source green energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency and high-performance computing space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit https://hivedigitaltechnologies.com/. Follow @HIVEDigitalTech on X and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:
Frank Holmes
info@hivedigitaltech.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the Company's ability to compete successfully with other cloud computing service providers; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, the transaction described in this news release may not occur on the terms as proposed and described herein or at all and, if such transaction is completed, the cryptocurrency operation may not meet expected performance levels for one or more reasons; the proposed transaction may not have a positive impact on HIVE's revenues, or gross mining margin; the impact of newelectrical power rates which could impair profitability and operating performance; the operation of the acquired assets may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; the volatility of digital currency prices; the Company may never realize more efficient operations, a lower cost structure, or greater flexibility in operation; as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

 The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's ability to realize operational efficiencies going forward into profitability; profitable use of the Company's assets going forward; the Company's ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or lawthat will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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